03015901

handwritten: SO 4/28/03 ... AMENDMENT ... UF 4-25-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3755 Capital of Texas Hwy. South, Suite 130
                            (No. and Street)

Austin   Texas   78704
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Rasbury, CFO   (512) 448-0647
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
            (Name – if individual, state last, first, middle name)

515 Congress Avenue, Suite 1212   Austin   Texas   78701
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Jay Rasbury_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Veritrust Financial, L.L.C._____, as of ___December 31_____, 20__02__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                        Signature

                                    _____
                                        PRESIDENT
                                        Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. as of December 31, 2002 and 2001 and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritrust Financial, L.L.C. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Sprouse & Anderson, L.L.P.

Austin, Texas

February 4, 2003

VERITRUST FINANCIAL, L.L.C.

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Members' Equity	4
Statements of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION	11
Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission	13
REPORT ON INTERNAL CONTROL STRUCTURE	
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5	14-15

FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents (including restricted amounts of $7,933 and $10,000, respectively)	$ 584,537	$ 855,218
Prepaid expenses	-0-	37,864
Other current assets (including restricted deposits of $10,011 and $0, respectively)	175,844	18,077
Fixed assets, net of accumulated depreciation	286,626	683,402
Intangibles, net of accumulated amortization	829,500	386,835
TOTAL ASSETS	$1,876,507	$1,981,396

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 11,865	$ 109,272
Accrued expenses	306,835	15,448
Total Liabilities	318,700	124,720
MEMBERS' EQUITY		
Members' contributed equity	4,712,000	3,300,000
Retained earnings (deficit)	(3,154,193)	(1,443,324)
Total Members' Equity	1,557,807	1,856,676
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,876,507	$1,981,396

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commission income	$4,660,944	$ -0-
Service income	125,000	-0-
Other income	8,822	92,890
Total Revenue	4,794,766	92,890
EXPENSES		
General and administrative	783,376	172,573
Salaries and related costs	4,949,906	460,307
Licenses and permits	58,657	68,292
Consulting	20,556	61,600
Marketing and advertising	48,008	101,636
Depreciation and amortization	70,152	70,144
Professional	214,705	318,995
Rent	135,551	77,167
Travel and entertainment	50,518	36,837
Total Expenses	6,331,429	1,367,551
Loss on sale of assets	174,206	-0-
NET LOSS	$1,710,869	$1,274,661

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Members Contributed Equity Class A	Members Contributed Equity Class B	Members Contributed Equity Class C	Total Contributed Members Equity	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$ 300,000	$3,000,000	$ -0-	$3,300,000	$ (168,663)	$3,131,337
Net loss	-0-	-0-	-0-	-0-	(1,274,661)	(1,274,661)
Balance at December 31, 2001	300,000	3,000,000	-0-	3,300,000	(1,443,324)	1,856,676
Shareholder contributions	1,500,000	-0-	1,412,000	2,912,000	-0-	2,912,000
Shareholder contributions for note receivable	(1,500,000)	-0-	-0-	(1,500,000)	-0-	(1,500,000)
Net loss	-0-	-0-	-0-	-0-	(1,710,869)	(1,710,869)
Balance at December 31, 2002	$ 300,000	$3,000,000	$1,412,000	$4,712,000	$(3,154,193)	$1,557,807

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(1,710,869)	$(1,274,661)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Amortization expense	13,536	13,530
Depreciation expense	56,616	56,614
Gain on asset sales and deferred compensation plan	(6,844)	-0-
Loss on sale of assets	174,206	-0-
Change in assets and liabilities:		
Decrease in prepaid expenses	37,864	16,136
Increase in other assets	(157,767)	(1,387)
Increase (decrease) in accounts payable	(97,407)	81,276
Increase (decrease) in accrued expenses	291,387	(42,109)
NET CASH USED BY OPERATING ACTIVITIES	(1,399,278)	(1,150,601)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and intangibles	(743,403)	(1,000,899)
Proceeds from sale of fixed assets	460,000	-0-
NET CASH USED BY INVESTING ACTIVITIES	(283,403)	(1,000,899)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class C Shares	1,412,000	-0-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,412,000	-0-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(270,681)	(2,151,500)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	855,218	3,006,718
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 584,537	$ 855,218
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ -0-	$ -0-
Cash paid for interest	$ -0-	$ 23
NON-CASH FINANCING ACTIVITIES:		
Class A shares issued for note receivable	$ 1,500,000	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

-5-

NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF OPERATIONS

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that all funds and securities belonging to the Company's customers would be held in a segregated account specifically for the benefit of customers. The Company is a Texas limited liability corporation.

FEDERAL INCOME TAX

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their own income tax return.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

FIXED ASSETS AND INTANGIBLES

Depreciation is provided for financial purposes using a tax basis, straight-line method over the estimated useful lives which are two to seven years.

Amortization for intangibles is computed on a tax basis, straight-line method over two to five years.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $1,666,102 and $829,643 for the years ended December 31, 2002 and 2001.

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

MEMBERS' EQUITY

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are nonvoting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests

Ownership interests are as follows:

Class	Ownership Percentage
A	81%
B	9%
C	10%

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2002 and 2001 is $48,008 and $101,636, respectively.

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 2:   FIXED ASSETS AND INTANGIBLES

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2002	
Fixed Assets:			
Equipment	$374,395	$120,986	$253,409
Furniture	6,749	71	6,678
Other	26,548	9	26,539
Total	$407,692	$121,066	$286,626
Intangibles:			
Software Development-Amortized	$327,777	$ 31,788	$295,989
Other-Unamortized	533,511	-0-	533,511
Total	$861,288	$ 31,788	$829,500
		2001	
Fixed Assets:			
Website	$373,017	$ -0-	$373,017
Equipment	345,288	60,745	284,543
Furniture	3,000	36	2,964
Other	26,548	3,670	22,878
Total	$747,853	$ 64,451	$683,402
Intangibles:			
Software Development-Amortized	$328,314	$ 18,252	$310,062
Other-Unamortized	76,773	-0-	76,773
Total	$405,087	$ 18,252	$386,835

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 2:   FIXED ASSETS AND INTANGIBLES (Continued)

Depreciation expense for the years ended December 31, 2002 and 2001 was $56,616 and $56,614, respectively. Amortization expense for the years ended December 31, 2002 and 2001 was $13,536 and $13,530, respectively. Future estimated amortization expense for intangible assets are as follows:

2003	$152,219
2004	99,594
2005	20,389
2006	20,389
2007	3,398
	$295,989

NOTE 3:   LEASE

The Company leases office space and office equipment under noncancelable operating leases. Rental expense for the years ended December 31, 2002 and 2001 amounted to $135,551 and $77,167. Expenses relating to leased equipment amounted to $6,362 for the year ended December 31, 2002. Future minimum lease payments in excess of one year at December 31, 2002, are as follows:

2003	$127,433
2004	72,262
2005	8,672
2006	8,172
2007	8,172
Thereafter	3,745
	$228,456

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $431,670 and $786,439, respectively. The Company's ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2002 and .16 to 1 at December 31, 2001.

NOTE 5:   RELATED PARTIES

During 2002, the Company sold certain software and other intellectual property to an affiliated company for $460,000, at a loss of $174,206.

NOTE 6:   **DEFERRED COMPENSATION PLAN**

During 2002, the Company acquired a non-qualified deferred compensation plan under Internal Revenue Code section 457. The plan permits key representatives to defer a specified portion of their compensation. The Company has accrued approximately $66,000 for its obligation under their plan.



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

To the Board of Directors

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 4, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

Austin, Texas

February 4, 2003

SUPPLEMENTAL FINANCIAL INFORMATION

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

Total members' equity	$1,557,807
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(286,626)
Intangible, net of accumulated amortization	(829,500)
NSCC required reserve	(10,011)
Total Net Capital	$ 431,670

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 11,865
Accrued expenses	306,835
Total Aggregate Indebtedness	$ 318,700

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of broker-dealer (6.66% of total aggregate indebtedness)	$ 21,225
Minimum dollar net capital requirement of broker-dealer	$ 250,000
Net capital requirement (greater of two above)	$ 250,000
Net capital in excess of required minimum	$ 181,670
Ratio: Aggregate indebtedness of net capital	.74 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Difference in net capital by SEC and company	
Net capital under company's computation	$ 431,670
Miscellaneous differences, audit adjustments	-0-
NET CAPITAL PER AUDITED REPORT	$ 431,670

VERITRUST FINANCIAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENETS UNDER RULE 15c3-3

CREDIT BALANCES:
Free credit balances and other credit balances in customers'
security accounts $21,114
      Total Credits   21,114

DEBIT BALANCES:
      Total Debits   -0-

RESERVE COMPUTATION:
Excess of total credits over total debits $21,114

105% of excess of total credits over total debits $22,169

Amount held on deposit in "Reserve Bank Account", including value of
qualified securities, at December 31, 2002 $34,087

INFORMATION FORPOSSESSION OR CONTROL REQUIRMENTS UNDER 15c3-3

The system and procedures utilizes in complying with the requirement to maintain
physical possession or control of customers' fully paid and excess securities have been   Yes x
tested and are functioning in a manner adequate to fulfill the requirements of Rule
15c3-3   No ___

REPORT ON INTERNAL CONTROL STRUCTURE



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Board of Directors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17A-5

In planning and performing our audit of the financial statements of Veritrust Financial, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditor's Report on Internal
Control Structure Required By SEC Rule 17a-5

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3, and no facts came to our attention indicating that such provisions had not been complied with during the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Sprouse & Anderson, L.L.P.

Austin, Texas

February 4, 2003